CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Inflation Linked Fixed to Floating Rate Notes due March 24, 2018	$10,588,000	$1,229.27

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated March 8, 2011
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Inflation Linked Fixed to
Floating Rate Notes

} 7 year term

} All payments on the Notes, including the repayment of principal, are subject to the credit risk of HSBC USA Inc.

} Monthly coupon payments at a fixed rate equal to 3.75% per annum for the first year of the Notes and at a variable rate equal to the Year-Over-Year Change in the Consumer Price Index plus a spread of 1.50%, subject to a coupon floor of 0.00% per annum and a coupon cap of 7.00% per annum, thereafter

The Inflation Linked Fixed to Floating Rate Notes (each a “Note” and together the “Notes”) offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes.  HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-10 of this pricing supplement.

Investment in the Notes involves certain risks.  You should refer to “Risk Factors” beginning on page PS-6 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions1	Proceeds to Issuer
Per Note	$1,000	$0	$1,000
Total	$10,588,000	$0	$10,588,000
1 See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-10 of this pricing supplement.

HSBC USA Inc.

Inflation Linked Fixed to Floating Rate Notes

The offering of Inflation Linked Fixed to Floating Rate Notes (the “Notes”) will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control.  In reviewing the accompanying prospectus supplement, all references to “Reference Asset” therein shall refer to the applicable Coupon Rate (as defined below).

This pricing supplement relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments at a fixed rate of 3.75% for the first year of the Notes, and at a variable rate equal to the Year-Over-Year Change in the CPI plus a spread of 1.50%, subject to the Coupon Floor and the Coupon Cap, thereafter.  The following key terms relate to the offering of these Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Trade Date:	March 8, 2011
Pricing Date:	March 8, 2011
Original Issue Date:	March 24, 2011
Maturity Date:	Expected to be March 24, 2018, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon, subject to the creditworthiness of HSBC.
Coupon:
The Coupon is paid monthly and is based upon the applicable Coupon Rate set forth below.  The Coupon payable for any Fixed Coupon Payment Date or Floating Coupon Payment Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Coupon Rate:
With respect to each Fixed Coupon Payment Date, the Coupon Rate will be equal to 3.75% per annum.
With respect to each Floating Coupon Payment Date, the Coupon Rate will be equal to a rate per annum calculated as the lesser of:
(a) the greater of (i) the Year-Over-Year Change in the CPI on each applicable Floating Coupon Payment Date plus 1.50%; and (ii) the Coupon Floor; and
(b) the Coupon Cap.

Coupon Floor:	0.00% per annum.
Coupon Cap:	7.00% per annum.
CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers as published by the U.S. Bureau of Labor Statistics.
Year –Over-Year Change in the CPI:
On any Floating Coupon Payment Date, the Year-Over-Year Change in the CPI will be the quotient, expressed as a percentage, calculated as follows:
CPI Final – CPI Initial
           CPI Initial
where,
“CPI Final” is the CPI Level published for the third month prior to the month of such Floating Coupon Payment Date, and “CPI Initial” is the CPI Level published for the fifteenth month prior to the month of such Floating Coupon Payment Date.  For example, on the April 24, 2013 Coupon Payment Date, the Coupon Rate will be based on changes between the CPI Level from January 2013 and January 2012.

CPI Level:
For any month, the CPI level as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page “CPURNSA <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  If, on any date the CPI Level is to be determined, the CPI Level cannot be determined as described above, the calculation agent will determine the CPI Level in accordance with the procedures set forth under “Additional Terms of the Notes” below.

Fixed Coupon Payment Dates:
The 24th calendar day of each month, commencing on April 24, 2011, up to and including March 24, 2012, provided that if any such day is not a Business Day, the relevant Fixed Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day.

Floating Coupon Payment Dates:
The 24th calendar day of each month, commencing on April 24, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Floating Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day.  If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	4042K1FE8 / US4042K1FE83
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments at a fixed rate of 3.75% during the first year of the Notes, and at a variable rate equal to the Year-Over-Year Change in the CPI plus a spread, subject to the Coupon Floor and the Coupon Cap, thereafter. Each Coupon is calculated based on the rate applicable to the relevant Fixed Coupon Payment Date or Floating Coupon Payment Date; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of this pricing supplement and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the “Issuer,” “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

COUPON

The Coupon is paid monthly and is based upon the applicable Coupon Rate.  The Coupon payable for any Fixed Coupon Payment Date and Floating Coupon Payment Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.  The Fixed Coupon Payment Dates are the 24th calendar day of each month, commencing on April 24, 2011, up to and including March 24, 2012, provided that if any  such day is not a Business Day, the relevant Fixed Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day.  The Floating Coupon Payment Dates are the 24th calendar day of each month, commencing on April 24, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Floating Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day.  If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Recipients of Interest Payments” on page S-18 in the accompanying prospectus supplement.

CALCULATION AGENT

We or one of our affiliates will act as calculation agent with respect to the Notes.

TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

PAYING AGENT

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

}
You are willing to make an investment based on a fixed Coupon Rate for each Fixed Coupon Payment Date and a variable Coupon Rate based on the Year-Over-Year Change in the CPI plus a spread of 1.50%, subject to the Coupon Floor and the Coupon Cap for each Floating Coupon Payment Date.

}	You are willing to make an investment with a minimum Coupon Rate for each Floating Coupon Payment Date equal to the Coupon Floor.

}	You believe the Year-Over-Year Change in the CPI plus a spread of 1.50% or the Coupon Floor will generally be high enough to provide you with a satisfactory return on your investment.

}
You are willing to invest in the Notes based on the fixed rate of 3.75% per annum for each Fixed Coupon Payment Date and a capped return thereafter equal to the Coupon Cap of 7.00% per annum, which may limit your Coupon on any Floating Coupon Payment Date.

}	You do not seek an investment for which there is an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

}	You believe that the Coupon Floor or the Year-Over-Year Change in the CPI plus a spread of 1.50% will not be high enough to provide you with your desired return for the Floating Coupon Payment Dates.

}	You are unwilling to invest in the Notes based on the Coupon Cap of 7.00% per annum, which may limit the Coupons for each Floating Coupon Payment Date.

}	You are unwilling to invest in the Notes based on the Coupon Rate of 3.75% per annum applicable to the Fixed Coupon Payment Dates.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

•	“— Risks Relating to All Note Issuances;” and

•	“—Additional Risks Relating to Notes With a Reference Asset That Is the Consumer Price Index (the “CPI”) or Contains the CPI or Is Based in Part on the CPI.”

The Amount of Each Monthly Coupon Payable on a Floating Coupon Payment Date is Variable, and may be 0.00% per annum.

You will receive a Coupon, if any, on the applicable Floating Coupon Payment Date based on a rate per annum equal to the Year-Over-Year Change in the CPI plus 1.50% on the corresponding Floating Coupon Payment Date, subject to the Coupon Floor of 0.00% per annum and the Coupon Cap of 7.00% per annum.  While the Coupon Rate applicable to each Floating Coupon Payment Date will fluctuate because it is based on the floating rate of the Year-Over-Year Change in the CPI, the Coupon Rate for any Floating Coupon Payment Date will not be less than the Coupon Floor of 0.00% per annum.  A decrease in the Year-Over-Year Change in the CPI applicable to a Floating Coupon Payment Date, meaning that the CPI Final has decreased as compared to the CPI Initial, will result in a reduction of the applicable Coupon, but in no case will the Coupon Rate for any Floating Coupon Payment Date be less than the Coupon Floor of 0.00% per annum.  A Year-Over-Year Change in the CPI plus 1.50% that is less than the Coupon Floor will cause the Coupon Rate for the applicable Floating Coupon Payment Date to be equal to the Coupon Floor of 0.00% per annum.  You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

Your Coupon Rate for Each Floating Coupon Payment Date is Limited By the Coupon Cap.

For each Floating Coupon Payment Date, the Coupon Rate will be capped at the Coupon Cap of 7.00% per annum.  As a result, you will not participate in any Year-Over-Year Change in the CPI in excess of 5.50%. YOUR COUPON RATE FOR EACH FLOATING COUPON PAYMENT DATE WILL NOT BE GREATER THAN THE COUPON CAP.

The Notes are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Floating Coupon Payment Date and is Variable.

The Coupon Rate is not fixed for any Floating Coupon Payment Date, but will vary depending on the Year-Over-Year Change in the CPI plus 1.50%, subject to the Coupon Cap and the Coupon Floor, which may be less than returns otherwise payable on debt securities issued by us with similar maturities.  The Coupon Rate on the Notes, while determined, in part, by reference to the Year-Over-Year Change in the CPI, will not necessarily pay at such rate.  We have no control over any fluctuations in the Year-Over-Year Change in the CPI.

Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including any return of principal at maturity or any Coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment of the Coupons and the Payment at Maturity described in this pricing supplement are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” below and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Consumer Prices May Change Unpredictably, Affecting the CPI Level and the Market Value of the Notes in Unforeseeable Ways.

Market prices of the consumer items underlying the CPI may fluctuate based upon numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates.  These factors may affect the CPI Level for any Floating Coupon Payment Date and the market value of the Notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

Changes that Affect the CPI Will Affect the Market Value of the Notes and the Coupon Payment For Each Floating Coupon Payment Date.

The CPI itself and the way the Bureau of Labor Statistics of the U.S. Department of Labor calculates the CPI may change in the future.  Accordingly, the Coupon Payment applicable to each Floating Coupon Payment Date, and therefore the value of the Notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the Coupon Rate payable on the Notes, as described herein, and that substitution may adversely affect the value of the Notes.  Increases or decreases in the Year-Over-Year Change in the CPI could result in the corresponding Coupon Rate for Floating Coupon Payment Dates  decreasing or a Coupon Rate equal to the Coupon Floor of 0.00%, and thus in the reduction of the Coupon payable on the Notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes With a Reference Asset That Is the Consumer Price Index (the “CPI”) or Contains the CPI or Is Based in Part on the CPI” in the accompanying prospectus supplement and the section “Additional Terms of the Notes” herein.

ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples relate to the hypothetical calculation of the Coupon Rate applicable to the Floating Coupon Payment Dates and are provided for illustrative purposes only and are purely hypothetical. The Coupon Rate applicable for each Fixed Coupon Payment Date will be $3.13, or 3.75% per annum.  The scenario analysis and examples do not purport to be representative of every possible scenario concerning increases or decreases in the Year-Over-Year Change in the CPI, and we cannot predict the Year-Over-Year Change in the CPI on any Floating Coupon Payment Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Year-Over-Year Change in the CPI. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination for $1,000 Principal Amount of Notes and reflect the Coupon Floor of 0.00%, the Coupon Cap of 7.00%, and the spread of 1.50%.

Hypothetical Year-Over-Year Change in the CPI		Spread	Coupon Floor	Coupon Cap	Hypothetical Coupon Rate	Hypothetical Coupon
8.50%	+	1.50%	0.00%	7.00%	7.00%	$5.83
8.00%	+	1.50%	0.00%	7.00%	7.00%	$5.83
7.50%	+	1.50%	0.00%	7.00%	7.00%	$5.83
7.00%	+	1.50%	0.00%	7.00%	7.00%	$5.83
6.50%	+	1.50%	0.00%	7.00%	7.00%	$5.83
6.00%	+	1.50%	0.00%	7.00%	7.00%	$5.83
5.75%	+	1.50%	0.00%	7.00%	7.00%	$5.83
5.50%	+	1.50%	0.00%	7.00%	7.00%	$5.83
5.00%	+	1.50%	0.00%	7.00%	6.50%	$5.42
4.50%	+	1.50%	0.00%	7.00%	6.00%	$5.00
4.00%	+	1.50%	0.00%	7.00%	5.50%	$4.58
3.50%	+	1.50%	0.00%	7.00%	5.00%	$4.17
3.00%	+	1.50%	0.00%	7.00%	4.50%	$3.75
2.50%	+	1.50%	0.00%	7.00%	4.00%	$3.33
2.00%	+	1.50%	0.00%	7.00%	3.50%	$2.92
1.50%	+	1.50%	0.00%	7.00%	3.00%	$2.50
1.00%	+	1.50%	0.00%	7.00%	2.50%	$2.08
0.00%	+	1.50%	0.00%	7.00%	1.50%	$1.25
-0.50%	+	1.50%	0.00%	7.00%	1.00%	$0.83
-1.00%	+	1.50%	0.00%	7.00%	0.50%	$0.42
-2.00%	+	1.50%	0.00%	7.00%	0.00%	$0.00
-3.00%	+	1.50%	0.00%	7.00%	0.00%	$0.00

Example 1:  On a Floating Coupon Payment Date, the Year-Over-Year Change in CPI is equal to -3.00%.  Because the Year-Over-Year Change in CPI of -3.00% plus 1.50% is -1.50%, which is less than the Coupon Floor, the Coupon Rate for such Floating Coupon Payment Date is equal to the Coupon Floor of 0.00% per annum and you will not receive a Coupon payment on the relevant Floating Coupon Payment Date.

Example 2:  On a Floating Coupon Payment Date, the Year-Over-Year Change in CPI is equal to 6.50%.  Because the Year-Over-Year Change in CPI of 6.50% plus 1.50% is 8.00%, which is greater than the Coupon Cap, the Coupon Rate for such Floating Coupon Payment Date is equal to the Coupon Cap of 7.00% per annum and the Coupon payment on the relevant Floating Coupon Payment Date would be $5.83 per $1,000 Principal Amount of Notes, the maximum coupon payment on the Notes, calculated as follows:
$1,000 × Coupon Rate × 30/360
= $1,000 × 7.00% × 30/360
= $5.83

Example 3:  On a Floating Coupon Payment Date, the Year-Over-Year Change in CPI is equal to 3.00%.  Because the Year-Over-Year Change in CPI of 3.00% plus 1.50% is 4.50%, which is less than the Coupon Cap of 7.00% per annum and greater than the Coupon Floor of 0.00% per annum, the Coupon payment on the relevant Floating Coupon Payment Date would be $3.75 per $1,000 Principal Amount of Notes, calculated as follows:
$1,000 × Coupon Rate × 30/360
= $1,000 × 4.50% × 30/360
= $3.75

HISTORICAL PERFORMANCE OF THE CPI

Provided below are historical levels of the CPI as reported by the Bureau of Labor Statistics of the U.S. Labor Department for the period from January 2001 to January 2011.  We obtained the historical information included below from Bloomberg Professional® Service and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Professional® Service.

Historical CPI Level
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
January	175.1	177.1	181.7	185.2	190.7	198.3	202.416	211.080	211.143	216.687	220.223
February	175.8	177.8	183.1	186.2	191.8	198.7	203.499	211.693	212.193	216.741
March	176.2	178.8	184.2	187.4	193.3	199.8	205.352	213.528	212.709	217.631
April	176.9	179.8	183.8	188.0	194.6	201.5	206.686	214.823	213.240	218.009
May	177.7	179.8	183.5	189.1	194.4	202.5	207.949	216.632	213.856	218.178
June	178.0	179.9	183.7	189.7	194.5	202.9	208.352	218.815	215.693	217.965
July	177.5	180.1	183.9	189.4	195.4	203.5	208.299	219.964	215.351	218.011
August	177.5	180.7	184.6	189.5	196.4	203.9	207.917	219.086	215.834	218.312
September	178.3	181.0	185.2	189.9	198.8	202.9	208.490	218.783	215.969	218.439
October	177.7	181.3	185.0	190.9	199.2	201.8	208.936	216.573	216.177	218.711
November	177.4	181.3	184.5	191.0	197.6	201.5	210.177	212.425	216.330	218.803
December	176.7	180.9	184.3	190.3	196.8	201.8	210.036	210.228	215.949	219.179

The following graph sets forth the historical performance of the Year-Over-Year Change in the CPI from January 2006 through January 2011 based on the monthly historical levels of the CPI.   The level for the CPI for January 2011 was 220.223.  We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. We cannot give you assurance that the performance of the CPI will result in a Coupon Rate that will provide a satisfactory return on your investment.

Year-Over-Year Performance of the CPI
Source: Bloomberg

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page PS-2 in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

ADDITIONAL TERMS OF THE NOTES

If by 3:00 p.m. New York City time on the date which is three days prior to any Floating Coupon Payment Date, the CPI Level is not published as described above for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI Final and CPI Initial, the calculation agent will use the most recently available value of the CPI Level determined as described above on the applicable Floating Coupon Payment Date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI Final or CPI Initial used by the calculation agent on any Floating Coupon Payment Date to determine the Coupon Rate on the Notes is subsequently revised by the BLS, the Coupon Rate determined on such Floating Coupon Payment Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by the calculation agent, the CPI is substantially altered, the calculation agent will determine the Year-Over-Year Change in the CPI by reference to the applicable substitute index chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If none of those securities are outstanding, the calculation agent will determine a substitute index for the notes in accordance with general market practice at the time.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement.  Fee based accounts purchasing the Notes will pay a purchase price of $1,000 per Note, and the agent with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.  All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on page PS-2 of this document, which is expected to be the twelfth business day following the Pricing Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Pricing Date or the following eight business days, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes.  We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes.  Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments.  Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount (“OID”) in gross income each year, even though the actual Coupon payments made with respect to the Notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

Based on the factors described in the section, “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement, we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.75% per annum (compounded monthly).  In addition, we have computed a “projected payment schedule” that produces the comparable yield and includes the projected amount of the Coupon payments.

Under this method and based upon the comparable yield, HSBC has determined that the projected payment schedule for the Notes that have a Principal Amount of $1,000 and an issue price of $1,000, consists of the following projected payments, and a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000 and holds the Note until maturity will, subject to the adjustments described below, be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	Projected Payments	OID Income
2011	$28.13	$31.65
2012	$38.99	$39.17
2013	$39.31	$39.06
2014	$39.31	$39.05
2015	$39.31	$39.04
2016	$39.42	$39.13
2017	$39.31	$39.01
2018	$1,009.69	$7.37

However, if the actual amount of Coupon payments in a taxable year is different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals when such amount are paid.  Adjustments arising from Coupon payments that are greater than the projected amounts of those payments are referred to as “positive adjustments”; adjustments arising from Coupon payments that are less than the projected amounts are referred to as “negative adjustments.”  Any net positive adjustment for a taxable year is treated as additional OID income of the U.S. holder.  Any net negative adjustment reduces any OID on the Note for the taxable year that would otherwise accrue.  Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.  The balance, if any, is treated as a negative adjustment in subsequent taxable years.  To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the Note.

U.S. holders may obtain the comparable yield and projected payment schedule, as determined by us, by submitting a written request to:  Wealth Management Sales - HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018.  A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes.  However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note.  We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.  You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS
You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

 $10,588,000 Inflation Linked
Fixed to Floating Rates Notes due
March 24, 2018

March 8, 2011

PRICING SUPPLEMENT

Pricing Supplement
General	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-8
Historical Performance of the CPI	PS-9
Events of Default and Acceleration	PS-9
Additional Terms of the Notes	PS-10
Supplemental Plan of Distribution (Conflicts of Interest)	PS-10
Certain U.S. Federal Income Tax Considerations	PS-10

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59